     EXHIBIT 1

                             ARTICLES OF AMENDMENT
                                      OF
                           ARTICLES OF INCORPORATION
                                      OF
                          ONLINE SYSTEM SERVICES, INC.


     The undersigned, Thomas S. Plunkett, Chief Financial Officer of Online System Services, Inc., a Colorado corporation (the "Corporation"), DOES HEREBY CERTIFY that pursuant to actions taken in accordance with Section 7-110-103 of the Colorado Business Corporation Act, the amendment set forth below was duly adopted by the shareholders of the Corporation on July 30, 1998. The undersigned further certifies that the number of votes cast for the amendment by each voting group entitled to vote separately on the amendment was sufficient for approval by that voting group.


     ARTICLE IV, Section 1 of the Articles of Incorporation of the Corporation
     ----------
is amended and replaced in its entirety to read as follows:

          1. Authorized Shares. The aggregate number of shares that the Corporation has authority to issue is 25,000,000. The shares are classified in two classes, consisting of 20,000,000 shares of Common Stock, no par value, and 5,000,000 shares of Preferred Stock, with such par value as the Board of Directors of the Corporation may designate. The Board of Directors of the Corporation is authorized to establish one or more series of Preferred Stock, setting forth the designation of each such series, and fixing the preferences, limitations and relative rights of each such series of Preferred Stock.


     IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment this 19th day of August, 1998.


                                    /s/ Thomas S. Plunkett
                                    ----------------------
                                    Thomas S. Plunkett
                                    Chief Financial Officer